October 12, 2006

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Cirracor, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed September 11, 2006, File No. 0-50282

Ladies and Gentlemen:

On behalf of Cirracor, Inc. (the “Company”), please find enclosed Amendment No. 1 (“Amendment No. 1”) to its preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The changes to the Proxy Statement reflect revisions made in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter to us dated September 26, 2006 (the “Comment Letter”) and certain other updating or corrective changes. For your convenience, we have restated the Staff’s comments below, together with the Company’s response to each respective comment.

We represent the Company. To the extent that any response relates to Panda Ethanol, Inc., such response is included in this letter based on information provided to the Company and us by such other entity or its advisors.

We will overnight six clean and six marked courtesy copies of Amendment No. 1, marked to show changes from the previous filing, to Mr. Daniel Lee. The page number references that appear in this letter relate to the version of Amendment No. 1 filed with the Commission via EDGAR.

1.	We note your Form 8-K filed May 24, 2006. Please be advised that it appears that the Form 8-K filing should also have been made pursuant to Item 5.01(b) of Form 8-K. Please confirm your understanding of the foregoing or advise us otherwise.

RESPONSE: The Company acknowledges the Staff’s comment and has filed, on October 6, 2006, an amendment on Form 8-K/A to its Form 8-K filed May 24, 2006 to include reference to Item 5.01(b) of Form 8-K.

Letter and Notice to Stockholders

2.	With respect to your third proposal, please briefly and concisely elaborate on the changes that are being effectuated by your prospective restated charter for which stockholder approval is being sought. We note your later disclosure regarding the name change and increase in authorized capital.

RESPONSE: The Company has revised the Letter and Notice to Stockholders in response to the Staff’s comment to include a brief summary of the changes that are being effectuated by the proposed restated charter (see Letter, Notice to Stockholders and pages 2 and 9).

Summary, page 7

3.	We note your disclosure regarding the completion of a private placement by Panda Ethanol for $90 million in June 2006. Please advise us of the exemption from the registration requirements of the federal securities laws relied upon for the private placement and the factual basis for such reliance.

RESPONSE: The private placement was conducted in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated under the Securities Act. The private placement was conducted without general solicitation or advertising and the Company exercised reasonable care to ensure that none of the purchasers were underwriters. There were 24 purchasers in the private placement, all of whom were “accredited investors” as defined in Rule 501 of Regulation D. A Form D Notice of Sale of Securities Pursuant to Regulation D was filed with the Commission on June 7, 2006.

4.	We note your disclosure on pages 9 and 40 that Cirracor’s executive officers and directors have no independent interests in the merger. We further note that Reed Fisher, your sole executive officer and director, has no share holdings in Cirracor per your disclosure on page 98, but has provided office space which is recorded as capital contribution per your disclosure on page 99. Please confirm whether Mr. Fisher has any interests in the transaction with Panda Ethanol such as repayment of such capital contribution or any other consideration to be paid to him for his efforts in the transaction.

RESPONSE: The Company has revised the Proxy Statement in response to the Staff’s comment to indicate that, upon the close of the merger, Mr. Fisher will be repaid $7,665.52, which he previously loaned to Cirracor (see pages 9 and 40). Other than the repayment of this loan, Mr. Fisher does not have any interests in the transaction with Panda Ethanol. No rent was due on the office space Mr. Fisher has provided, therefore, he will not receive any rent or other repayment for the office space he has provided. Mr. Fisher will not receive any other consideration for his efforts in the transaction.

5.	Please provide disclosure regarding any necessary regulatory approvals for the transaction pursuant to Item 14(b)(5) of Schedule 14A.

RESPONSE: The Company has revised the Proxy Statement in response to the Staff’s comment (see pages 13 and 44).

6.	Please advise us of the basis for your disclosure on page 11 that you will use reasonable efforts to obtain the release of Charles McBride. Please explain to us why such a release may not be readily forthcoming.

RESPONSE: Although the Company does not believe that Mr. McBride has any claims against the Company, Panda Ethanol, Inc. wanted all former officers, directors and certain shareholders to execute a release of the Company. Since the Company was not in contact with Mr. McBride at the time the merger agreement was signed, the Company could not guarantee that Mr. McBride would be willing to sign the release. In addition, Mr. McBride had been contacted by the Company and had indicated that he was under no obligation to sign the release as he believed he no longer has any responsibility or obligation with respect to the Company.

Forward-looking Information, page 14

7.	We note your reference to Section 27A of the Securities Act and Section 21E of the Exchange Act as it relates to forward-looking statements. We remind you that these sections of the Securities Act and Exchange Act are not available to penny stock issuers. Please remove these references.

RESPONSE: The Company has revised the Proxy Statement in response to the Staff’s comment by removing the references to Section 27A of the Securities Act and Section 21E of the Exchange Act (see page 14).

The Merger

Background of the Merger, page 39

8.	Please revise to expand your discussion to explain the relationship between Panda Ethanol and Cirracor prior to this transaction. In this regard, explain what prompted Grove Street to suggest a merger with Cirracor at its meeting with Panda Energy in early 2006 and describe any preexisting relationship between Grove Street and Cirracor. Did a third party introduce Grove Street and Cirracor? Also, revise to further explain the basis of the sole director’s belief that the transaction is fair. For example, discuss how the business, competitive position, strategy and prospects of Panda Ethanol support the recommendation of Cirracor. Further, specifically address why the sole director believes that the transaction is fair from a financial point of view to the security holders of Cirracor.

RESPONSE: The Company has revised the Proxy Statement in response to the Staff’s comments (see pages 39 and 40).

Material United States Federal Income Tax Consequences of the Merger, page 41

9.	Either delete or provide an analysis supporting your reference to Treasury Department Circular 230 on page 44. In your analysis, please address why you believe your disclosure constitutes a “covered opinion.” First, the disclosure is being made by the filing persons, none of whom, presumably, fall within the definition of “tax advisor” for purposes of the circular. Second, it appears that 31 CFR Part 10, Section 10.35(b)(2)(ii)(B)(3) specifically carves out written advice included in document required to be filed with the Commission.

RESPONSE: The Company has revised the Proxy Statement in response to the Staff’s comment by deleting the reference to Treasury Department Circular 230 (see pages 44 and 59).

Other Proposals, page 56

10.	Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares as a result of the increase in authorized capital and reverse stock split for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares. We note, in particular, your disclosure on page 85 regarding your need for additional financing of approximately $515 million.

RESPONSE: The Company has revised the Proxy Statement in response to the Staff’s comment (see pages 56, 60 and 85).

11.	Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

RESPONSE: The Company has revised the Proxy Statement in response to the Staff’s comment (see pages 56 and 61).

12.	We note your disclosure regarding payment of cash in lieu of fractional shares upon your reverse stock split. Please elaborate on how the values of such fractional shares are to be determined.

RESPONSE: The Company has revised the Proxy Statement in response to the Staff’s comment (see page 57).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Panda Ethanol, page 83

13.	Please elaborate on the allocated basis for your discussion here and the financial statements you present for Panda Ethanol. We note that Panda Ethanol was recently formed and the financial information has been derived from allocations made with respect to the results of Panda Energy, parent of Panda Ethanol. Please also explain that such allocations may not necessarily be representative of the actual results of Panda Ethanol. It further appears that a risk factor discussion regarding the financial information presented for Panda Ethanol is appropriate.

RESPONSE: The Company has revised the Proxy Statement in response to the Staff’s comment (see pages 17, 84 and F-27).

Security Ownership of Certain Beneficial Owners, page 97

14.	Please provide similar disclosure pursuant to Item 403 of Regulation S-B with respect beneficial ownership of security holders, executive officers and directors after the consummation of the transaction with Panda Ethanol.

RESPONSE: The Company has revised the Proxy Statement in response to the Staff’s comment to add disclosure with respect to beneficial ownership of security holders, executive officers and directors after the consummation of the transaction with Panda Ethanol (see pages 97 and 98).

In addition to the foregoing, attached as Annex A to this response letter is an acknowledgement from the Company regarding the matters requested on page 4 of the Comment Letter.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.

Very truly yours,

/s/ Michael Muellerleile

Michael Muellerleile

M2 Law Professional Corporation

500 Newport Center Drive, Suite 800

Newport Beach, CA 92660

Tel: 949-706-1470

Fax: 949-706-1475

mjm@m2law.com

cc: Working Group

ANNEX A

ACKNOWLEDGEMENT

Cirracor, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cirracor, Inc.

By:	/s/ Reed Fisher
Reed Fisher
President and Secretary